Exhibit 99.2

Ardagh Metal Packaging S.A.

Consolidated financial statements for the year ended 31 December 2024

Consolidated financial statements for the year ended 31 December 2024

Management Report

SUMMARY INFORMATION

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on 20 January in 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares and 100% of the issued preferred shares of the Company are indirectly held by Ardagh Group S.A. (“Ardagh”), a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Board of Directors of AMPSA (the “Board”) is aware of a previously announced review of the capital structure of the Ardagh Group. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Company is an independent, pure-play metal beverage can company whose ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “AMBP”. The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. At 31 December 2024, AMPSA operated 23 production facilities in Europe and the Americas, employed approximately 6,300 people and recorded revenues of $4.9 billion.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These audited consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating subsidiaries forming the Group are listed in Note 27 – Related party transactions and information to the audited consolidated financial statements.

These financial statements have also been prepared for the purposes of satisfying the filing requirements for the individual financial statements of the Irish subsidiaries, the German subsidiaries and a number of the Dutch subsidiaries of the Group. See Note 30 – Filing requirements to the audited consolidated financial statements for further details.

As used herein, “we”, “our” and “us” refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries, unless the context requires otherwise.

SELECTED FINANCIAL INFORMATION

The following discussion should be read in conjunction with, and qualified in its entirety by, reference to the audited consolidated financial statements for the year ended 31 December 2024, including the notes thereto.

Some of the measures used in this report are not measurements of financial performance under IFRS® Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating loss for the year as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

The following table sets forth summary consolidated financial information for the Group.

	Year ended 31 December
Income Statement Data	2024	2023

	(in $ millions except margins and ratios)
Revenue	4,908	4,812

Adjusted EBITDA (1)	672	600
Depreciation and amortisation	(449)	(418)
Exceptional operating items (2)	(21)	(106)
Net finance expense (3)	(192)	(147)
Profit/(loss) before tax	10	(71)
Income tax (charge)/credit	(13)	21
Loss after tax	(3)	(50)

Other data
Adjusted EBITDA margin (1)	13.7%	12.5%
Interest expense (4)	(140)	(132)
Maintenance capital expenditure (5)	(111)	(112)
Growth investment capital expenditure (5)	(68)	(266)

Balance Sheet Data (at year end)
Cash, cash equivalents and restricted cash (6)	610	443
Working capital (7)	(292)	(332)
Total assets	5,462	5,669
Total equity	(136)	106
Net borrowings (8)	(3,902)	(3,734)
Net debt (9)	(3,305)	(3,312)
Ratio of net debt to Adjusted EBITDA (1) (9) (10)	4.9x	5.5x

All footnotes are on page 8 of this document.

OPERATING AND FINANCIAL PERFORMANCE REVIEW

Operating Results

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used in our business, primarily aluminium and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminium), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labour and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

	Year ended 31 December
	2024	2023

	(in $ millions, except percentages)
Revenue
Europe	2,161	2,030
Americas	2,747	2,782
Total Revenue	4,908	4,812

Adjusted EBITDA (1)
Europe	257	211
Americas	415	389
Total Adjusted EBITDA	672	600

Adjusted EBITDA Margin (1)
Europe	11.9%	10.4%
Americas	15.1%	14.0%
Total Adjusted EBITDA Margin	13.7%	12.5%

All footnotes are on page 8 of this document.

Bridge of 2023 to 2024 Revenue

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	2,030	2,782	4,812
Organic	91	(35)	56
FX translation	40	—	40
Revenue 2024	2,161	2,747	4,908

Bridge of 2023 to 2024 Adjusted EBITDA

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	211	389	600
Organic	42	26	68
FX translation	4	—	4
Adjusted EBITDA 2024	257	415	672

Review of the Year

Revenue

Revenue in the year ended 31 December 2024, increased by $96 million, or 2%, to $4,908 million, compared with $4,812  million in the year ended 31 December 2023. The increase, excluding favourable foreign currency translation effects of $40 million principally reflects favourable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Europe. Revenue increased by $131 million, or 6%, to $2,161 million for the year ended 31 December 2024, compared with $2,030 million in the year ended 31 December 2023. The increase in revenue, excluding favourable foreign currency translation effects of $40 million, was principally due to favourable volume/mix effects.

Americas. Revenue decreased by $35 million, or 1%, to $2,747 million for the year ended 31 December 2024, compared with $2,782 million in the year ended 31 December 2023. The decrease in revenue was primarily driven by the pass through of lower input costs to customers, partly offset by favourable volume/mix effects.

Adjusted EBITDA

Adjusted EBITDA increased by $72 million, or 12%, to $672 million in the year ended 31 December 2024, compared with $600 million in the year ended 31 December 2023. The increase in Adjusted EBITDA is principally due to favourable volume/mix effects and higher input cost recovery, partly offset by higher operating costs.

Europe. Adjusted EBITDA increased by $46 million, or 22%, to $257 million for the year ended 31 December 2024, compared with $211 million in the year ended 31 December 2023. The increase in Adjusted EBITDA was principally due to favourable volume/mix effects and higher input cost recovery, partly offset by higher operating costs.

Americas. Adjusted EBITDA increased by $26 million, or 7%, to $415 million for the year ended 31 December 2024, compared with $389 million in the year ended 31 December 2023. The increase was primarily driven by lower operating costs and favourable volume/mix effects.

Financing Activity

On 7 October 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million at the exchange rate applicable on that date). Until 30 September 2025, the Bradesco Facility can be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMPSA subsidiaries.

On 24 September 2024, AMPSA and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Senior Secured Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P.. The Senior Secured Term Loan matures in September 2029 and is secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

The decrease of $34 million in lease obligations from $408 million at 31 December 2023 to $374 million at 31 December 2024, primarily reflects $97 million of principal repayments, $6 million of foreign currency movements and $3 million of disposals of lease assets, partly offset by $72 million of new lease liabilities (including a lease liability payable to the Ardagh Group of $3 million) during the year ended 31 December 2024.

At 31 December 2024 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $363 million when fully collateralised. At 31 December 2024, working capital collateralisation limited the available borrowing base to $272 million.

Events subsequent to the reporting period

On 25 February 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on 27 March 2025 to shareholders of record on 13 March 2025. On 25 February 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend was paid on 27 March 2025.

On 11 March 2025, the Company announced that Ardagh, the Company’s controlling shareholder which indirectly owns approximately 76% of the Company's outstanding ordinary shares and 100% of the Company's outstanding preferred shares, has been engaging in discussions with certain holders of its Senior Secured Notes (‘‘SSNs’’) and Senior Unsecured Notes (‘‘SUNs’’) who comprise two separate ad hoc groups of the Ardagh Group’s debt with one group owning a majority of the SUNs (‘‘SUN Group’’) and  another group owning a majority of the SSNs (‘‘SSN Group’’).

The Ardagh Group continues to engage in constructive discussions with the SUN Group and the SSN Group with a view to agreeing and executing a consensual restructuring transaction that addresses upcoming maturities and establishes a sustainable capital structure for the Ardagh Group.

Discussions with both the SSN Group and the SUN Group have contemplated a potential divestment of Ardagh’s indirect equity interests in the Company to a new special purpose holding structure held (wholly or majority) by the existing indirect shareholders of the Ardagh Group.

On 11 March 2025, certain holders of the Ardagh Group’s 4.750% Senior Notes due 2027 issued proceedings against certain members of the Ardagh Group, other than the Company and its subsidiaries, challenging certain historical transactions of the Ardagh Group, as well as the indicative terms of a potential, not agreed, recapitalisation transaction that had been discussed with certain of the Ardagh Group’s noteholders. The Ardagh Group strongly believes that the complaint is without merit and intends to vigorously defend against the proceedings.

Footnotes to the Selected Financial Information

(1)

Adjusted EBITDA consists of loss for the year before income tax (charge)/credit, net finance expense, depreciation and amortisation and exceptional operating items. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate and assess our segment performance. Adjusted EBITDA and Adjusted EBITDA margin is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA and Adjusted EBITDA margin in a manner different from ours. Adjusted EBITDA and Adjusted EBITDA margin is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to loss as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

(2)

Exceptional operating items are shown on a number of different lines in the Consolidated Income Statement, as referred to in Note 5 – Exceptional items to the audited consolidated financial statements.

(3)	Includes exceptional finance income and expense.

(4)

Interest expense is the aggregate of interest on the Senior Facilities for the years ended 31 December 2024 and 2023 as set out in Note 6 – Net finance expense to the audited consolidated financial statements.

(5)

Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the Consolidated Statement of Cash Flows.

(6)

Cash, cash equivalents and restricted cash include short term bank deposits and restricted cash as per Note 17 – Cash, cash equivalents and restricted cash to the audited consolidated financial statements.

(7)

Working capital is comprised of inventories, trade and other receivables, contract assets, current income tax receivable, trade and other payables, current income tax payable and current provisions. Management revisited the calculation of working capital during the year and deemed it appropriate to include current income tax payable in order to align with the inclusion of current income tax receivable and therefore revised the prior year comparative to reflect this. Other companies may calculate working capital in a manner different to ours.

(8)	Net borrowings comprise non-current and current borrowings, net of deferred debt issue costs.

(9)	Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash, cash equivalents and restricted cash.

(10)

Net debt to Adjusted EBITDA ratio for the year ended 31 December 2024 of 4.9x, is based on net debt at 31 December 2024 of $3,305 million and reported Adjusted EBITDA for the year ended 31 December 2024 of $672 million. Net debt to Adjusted EBITDA ratio for the year ended 31 December 2023 of 5.5x, is based on net debt at 31 December 2023 of $3,312 million and reported Adjusted EBITDA for the year ended 31 December 2023 of $600 million.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

The following table sets forth certain information with respect to members of the Board of directors of Ardagh Metal Packaging S.A. (the “Board”) as of 31 March 2025, the approval date of these consolidated financial statements.

Name	Age	Position	Expiration of current directorship term	Independent
Herman Troskie	54	Chair	2025
Oliver Graham	57	Chief Executive Officer and Director	2026
Paul Coulson	72	Director	2027
Abigail Blunt	63	Non-Executive Director	2027	☒
Yves Elsen	67	Non-Executive Director	2025	☒
Elizabeth Marcellino	67	Non-Executive Director	2026	☒
Damien O’Brien	69	Non-Executive Director	2025	☒
The Rt. Hon. the Lord Hammond of Runnymede	69	Non-Executive Director	2027	☒

Committees of the Board

The Board has five standing committees: an audit committee (“Audit Committee”), a compensation committee (“Compensation Committee”), a nominating and governance committee (“Nominating and Governance Committee”), a sustainability committee (“Sustainability Committee”) and a finance committee (“Finance Committee”). The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or they resign. Each of the committees report to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of the five standing committees are set forth below. In the future, the Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

In 2024, five meetings of the Audit Committee were held, with an attendance rate of 100%. Our Audit Committee consists of Damien O’Brien, Abigail Blunt, Yves Elsen, Elizabeth Marcellino and The Rt. Hon. the Lord Hammond of Runnymede, with Damien O’Brien serving as the chair of the Audit Committee. In connection with Edward White’s retirement as a director of the Company in May 2024, he also resigned as chair of the Audit Committee. All of our Audit Committee members are independent directors, in accordance with the New York Stock Exchange (“NYSE Standards”) and the U.S. Securities and Exchange Commission (“SEC”) requirements.

Our Audit Committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the Audit Committee include the following:

●	annually review and assess the adequacy of the Audit Committee charter and review the performance of the Audit Committee;
●	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;
●	review the plans and results of the audit engagement with the independent auditors;
●	evaluate the qualifications, performance and independence of our independent auditors;

●	have authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;
●	review the adequacy of our internal accounting controls;
●	ensure the Company maintains a robust risk management function, including in respect to cybersecurity, information technology and information security risks and related activities undertaken by the Company to monitor, control and mitigate such risks; and
●	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the Audit Committee members meets the financial literacy requirements of the NYSE listing standards and the Board has determined that Damien O’Brien qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. The designation does not impose on the Audit Committee Financial Expert any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and the Board.

The Board has adopted a written charter for the Audit Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate/investors/governance.

Compensation Committee

In 2024, eight meetings of the Compensation Committee were held, with an attendance rate of 100%. Our Compensation Committee consists of Herman Troskie, Paul Coulson and Damien O’Brien, with Herman Troskie serving as the chair of the Compensation Committee. As we are a controlled company as defined under NYSE Standards, our Compensation Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to ensure compliance with such rules.

The Compensation Committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The Compensation Committee, among other matters:

●	at the request of the Board, reviews and makes recommendations to the Board relating to management succession planning;
●	administers, reviews and makes recommendations to the Board regarding our compensation plans;
●	reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, evaluates each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by the Board; and
●	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

The Board has adopted a written charter for the Compensation Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate/investors/governance.

Nominating and Governance Committee

In 2024, five meetings of the Nominating and Governance Committee were held, with an attendance rate of 100%. Our Nominating and Governance Committee consists of Herman Troskie, Paul Coulson, Yves Elsen and Damien O’Brien, with Herman Troskie serving as the chair of the Nominating and Governance Committee. As we are a controlled company as defined under NYSE Standards, our Nominating and Governance Committee is not required to be composed entirely of independent directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our Nominating and Governance Committee accordingly in order to ensure compliance with such rules. The Nominating and Governance Committee, among other matters:

●	selects and recommends to the Board nominees for election by the shareholders or appointment by the Board;
●	annually reviews with the Board the composition of the Board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the Board members;
●	makes recommendations on the frequency and structure of board meetings and monitor the functioning of the committees of the Board;
●	develops and recommends to the Board a set of corporate governance guidelines applicable to us and periodically reviews such guidelines and recommends changes to the Board for approval as necessary; and
●	oversees the annual self-evaluation of the Board.

The Board has adopted a written charter for the Nominating and Governance Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate/investors/governance.

Sustainability Committee

Our Sustainability Committee consists of Oliver Graham, Abigail Blunt, Elizabeth Marcellino, Til Ruhnke and Stefan Schellinger, with Oliver Graham serving as the chair of the Sustainability Committee. David Bourne resigned from the Sustainability Committee in September 2024. In connection with John Sheehan’s resignation as a director of the Company in December 2024, he also resigned from the Sustainability Committee. The Sustainability Committee, among other matters:

●	assists the Board in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;
●	makes recommendations to the Board relating to environmental and social sustainability matters;
●	develops and oversees the implementation of a sustainability strategy; and
●	advises the Board periodically with regard to current and emerging environmental and social sustainability developments.

The Board has adopted a written charter for the Sustainability Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate/investors/governance.

Finance Committee

Our Finance Committee consists of Herman Troskie, Oliver Graham and Stefan Schellinger, with Herman Troskie serving as the chair of the Finance Committee. David Bourne resigned from the Finance Committee in September 2024. In connection with John Sheehan’s resignation as a director of the Company in December 2024, he also resigned from the Finance Committee. The Finance Committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to the Board in relation thereto; and
●	reviews and recommends to the Board whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

The Board has adopted a written charter for the Finance Committee, which is available on our corporate website at https://ir.ardaghmetalpackaging.com/corporate/investors/governance.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended 31 December 2024 was $6 million. In addition, subsidiaries of the Ardagh Group, which do not form part of the Group, incurred transaction-related and other compensation for key management during the year of $nil. An aggregate of approximately $0.3 million has been set aside or accrued for the year ended 31 December 2024 to provide pension, retirement or similar benefits to our key management (including directors). See “Note 27 – Related party transactions and information” to the audited consolidated financial statements.

Luxembourg Trade Register Number (Registre de Commerce et des Sociétés)

B 251465

STATEMENT OF DIRECTORS’ RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for preparing the consolidated financial statements in accordance with applicable law and regulations.

The consolidated financial statements are required by law to give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing these financial statements, the directors are required to:

●	select suitable accounting policies and then apply them consistently;
●	make judgments and estimates that are reasonable and prudent;
●	state that the consolidated financial statements comply with IFRS as adopted by the EU; and
●	prepare the consolidated financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the consolidated financial statements comply with Luxembourg Law. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

The Group’s activities expose it to a variety of financial risks: capital structure risk, interest rate risk, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flows and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The Finance Committee reviews and monitors the capital structure, financial policies and treasury function in addition to advising the Board on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the Finance Committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from our operations on an annual basis. The Group had $610 million in cash, cash equivalents and restricted cash at 31 December 2024 (2023: $443 million), as well as available but undrawn liquidity of $353 million (2023: $369 million) under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. As at 31 December 2024 the ratio was 4.9x (2023: 5.5x).

Interest rate risk

At 31 December 2024, the interest on the Group’s senior facilities was 92% (2023: 100%) fixed, with a weighted average interest rate of 4.1% (2023: 3.8%). An increase of one percentage point in variable interest rates would not have a material impact on shareholders’ equity at 31 December 2024 (2023: no material impact).

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is the euro.

At 31 December 2024, the Group operated 23 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognised assets and liabilities.

As a result of the consolidated financial statements being presented in U.S. dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the 31 December 2024 rate would decrease shareholders’ equity by approximately $4 million (2023: $5 million decrease).

Commodity price risk

The Group is exposed to changes in prices of energy and its main raw materials, primarily aluminium. Aluminium is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminium is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminium. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Our preferred commodity price risk management mechanism is the use of pass through provisions in our sales contracts. Where we do not have such pass through provisions, we use fixed price supply or derivative agreements to manage commodity price risk. We depend on an active liquid market and available credit lines with suppliers and banks to cover this risk. Our risk management practices are dependent on robust hedging policies and procedures.

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, the Group’s policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of the anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of the Group’s anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward fixed price arrangements is purchased under index tracking contracts or at spot prices. Where entering forward fixed price arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. We are also exposed to possible interruptions of supply of aluminium or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognised and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilisation of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended 31 December 2024, the ten largest customers of the Group accounted for approximately 57% of total revenues (2023: 55%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

ENVIRONMENTAL, RESEARCH AND DEVELOPMENT ACTIVITIES

Environmental, Health and Safety

Our operations and properties are regulated under a wide range of laws, ordinances and regulations and other legal requirements concerning the environment, health and safety and product safety in each jurisdiction in which we operate. We believe that our production facilities are compliant, in all material respects, with these laws and regulations.

The principal environmental issues we face include the environmental impact of the disposal of water used in our production processes, generation and disposal of waste, the receiving, use and storage of hazardous and non-hazardous materials, the potential contamination and subsequent remediation of land, surface water and groundwater arising from our operations and the impact on air quality through gas and particle emissions, including the emission of greenhouse gases.

Innovation, Research and Development

The majority of our innovation, development and engineering activities are primarily concentrated at our regional technical centre in Elk Grove, Illinois and at our research facility in Bonn, Germany. These centres focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our product facilities and customers.

We currently hold and maintain a number of patent families, filed in several jurisdictions and covering a range of different products.

Audit Report to the Shareholders of

Ardagh Metal Packaging S.A.

Audit report

To the Shareholders of

Ardagh Metal Packaging S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Ardagh Metal Packaging S.A. (the “Company”) and its subsidiaries (the “Group”) as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union.

What we have audited

The Group’s consolidated financial statements comprise:

●	the consolidated statement of financial position as at 31 December 2024;
●	the consolidated income statement for the year then ended;
●	the consolidated statement of comprehensive income for the year then ended;
●	the consolidated statement of changes in equity for the year then ended;
●	the consolidated statement of cash flows for the year then ended; and
●	the notes to the consolidated financial statements, including material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
●obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;
●evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;
●conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;
●evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
●plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities and business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report on other legal and regulatory requirements

The management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative Represented by @esig @esig David Schmidt	Luxembourg, 31 March 2025

Consolidated Financial Statements

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December 2024			Year ended 31 December 2023
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5
Revenue	4	4,908	—	4,908	4,812	—	4,812
Cost of sales		(4,262)	(16)	(4,278)	(4,246)	(92)	(4,338)
Gross profit		646	(16)	630	566	(92)	474
Sales, general and administration expenses		(283)	(5)	(288)	(241)	(14)	(255)
Intangible amortisation	10	(140)	—	(140)	(143)	—	(143)
Operating profit		223	(21)	202	182	(106)	76
Net finance expense	6	(205)	13	(192)	(205)	58	(147)
Profit/(loss) before tax		18	(8)	10	(23)	(48)	(71)
Income tax (charge)/credit	7	(5)	(8)	(13)	7	14	21
Loss after tax		13	(16)	(3)	(16)	(34)	(50)

Loss attributable to:
Equity holders				(3)			(50)
Non-controlling interests				—			—
Loss for the year				(3)			(50)

Loss per share:
Basic and diluted loss per share attributable to equity holders	8			$(0.05)			$(0.12)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the directors on 31 March 2025

Herman TroskieStefan Schellinger

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended 31 December
		2024	2023
	Note	$’m	$’m
Loss for the year		(3)	(50)
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		10	8
		10	8
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		19	(76)
– Movement out of reserve to income statement		(4)	12
– Movement in deferred tax		(2)	4
		13	(60)
Items that will not be reclassified to income statement
– Remeasurement of employee benefit obligations	21	(3)	(16)
– Deferred tax movement on employee benefit obligations		1	4
		(2)	(12)
Total other comprehensive income/(expense) for the year		21	(64)

Total comprehensive income/(expense) for the year		18	(114)

Attributable to:
Equity holders		18	(114)
Non-controlling interests		—	—
Total comprehensive income/(expense) for the year		18	(114)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the directors on 31 March 2025

Herman TroskieStefan Schellinger

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At 31 December
		2024	2023
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,223	1,382
Property, plant and equipment	11	2,480	2,628
Derivative financial instruments	20	2	—
Deferred tax assets	13	64	62
Employee benefit assets	21	10	22
Other non-current assets	12	53	70
		3,832	4,164
Current assets
Inventories	14	382	469
Trade and other receivables*	15	332	278
Contract assets	16	251	259
Income tax receivable*		35	44
Derivative financial instruments	20	20	12
Cash, cash equivalents and restricted cash	17	610	443
		1,630	1,505
TOTAL ASSETS		5,462	5,669

Equity attributable to owners of the parent
Equity share capital	18	267	267
Share premium	18	5,989	5,989
Other reserves	25	(5,660)	(5,687)
Retained earnings		(738)	(469)
		(142)	100
Non-controlling interests		6	6
TOTAL EQUITY		(136)	106

Non-current liabilities
Borrowings	20	3,797	3,640
Employee benefit obligations	21	154	169
Derivative financial instruments	20	21	52
Deferred tax liabilities	13	141	136
Other liabilities and provisions	22	37	44
		4,150	4,041
Current liabilities
Borrowings	20	105	94
Interest payable		19	14
Derivative financial instruments	20	32	32
Trade and other payables	23	1,250	1,317
Income tax payable		28	28
Provisions	22	14	37
		1,448	1,522
TOTAL LIABILITIES		5,598	5,563
TOTAL EQUITY and LIABILITIES		5,462	5,669

*Prior period Income tax receivable which had been included in Trade and other receivables previously has been reclassified to conform to the current year presentation.

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the directors on 31 March 2025

Herman TroskieStefan Schellinger

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
						Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
	Note 18	Note 18	Note 25
At 1 January 2023	267	5,989	(5,657)	(144)	455	—	455
Loss for the year	—	—	—	(50)	(50)	—	(50)
Total other comprehensive expense for the year	—	—	(52)	(12)	(64)	—	(64)
Hedging losses transferred to cost of inventory	—	—	29	—	29	—	29
Transactions with owners in their capacity as owners
NOMOQ acquisition (Note 11)	—	—	(7)	—	(7)	6	(1)
Dividends (Note 26)	—	—	—	(263)	(263)	—	(263)
At 31 December 2023	267	5,989	(5,687)	(469)	100	6	106

At 1 January 2024	267	5,989	(5,687)	(469)	100	6	106
Loss for the year	—	—	—	(3)	(3)	—	(3)
Total other comprehensive income/(expense) for the year	—	—	23	(2)	21	—	21
Hedging losses transferred to cost of inventory	—	—	2	—	2	—	2
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 22)	—	—	2	—	2	—	2
Dividends (Note 26)	—	—	—	(264)	(264)	—	(264)
At 31 December 2024	267	5,989	(5,660)	(738)	(142)	6	(136)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the directors on 31 March 2025

Herman TroskieStefan Schellinger

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
		2024	2023
	Note	$’m	$’m
Cash flows from operating activities
Cash generated from operations	24	659	814
Net interest paid		(189)	(174)
Settlement of foreign currency derivative financial instruments		8	(10)
Income tax paid		(28)	(14)
Net cash from operating activities		450	616

Cash flows used in investing activities
Purchase of property, plant and equipment		(167)	(368)
Purchase of intangible assets		(20)	(11)
Proceeds from disposal of property, plant and equipment		8	1
Net cash used in investing activities		(179)	(378)

Cash flows used in financing activities
Proceeds from borrowings	20	517	79
Repayment of borrowings	20	(229)	(83)
Lease payments		(97)	(78)
Dividends paid	26	(264)	(263)
Deferred debt issue costs paid		(8)	(3)
Net cash outflow from financing activities		(81)	(348)

Net increase/(decrease) in cash, cash equivalents and restricted cash		190	(110)

Cash, cash equivalents and restricted cash at the beginning of the year	17	443	555
Exchange losses on cash, cash equivalents and restricted cash		(23)	(2)
Cash, cash equivalents and restricted cash at the end of the year	17	610	443

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Approved by the directors on 31 March 2025

Herman TroskieStefan Schellinger

Notes to the Consolidated

Financial Statements

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on 20 January 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares and 100% of the issued preferred shares of the Company are indirectly held by Ardagh Group S.A., a company registered in Luxembourg (“Ardagh” and together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Board of Directors of AMPSA (the “Board”) is aware of a previously announced review of the capital structure of the Ardagh Group. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. At 31 December 2024, AMPSA operated 23 production facilities in Europe and the Americas, employed approximately 6,300 people and recorded revenues of $4.9 billion.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating subsidiaries forming the Group are listed in note 27.

These financial statements have also been prepared for the purposes of satisfying the filing requirements of the Irish subsidiaries, the German subsidiaries and a number of the Dutch subsidiaries of the Group. See note 30 for further details.

The material accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The consolidated financial statements were approved for issue on 31 March 2025.

3.  Summary of material accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, IFRS® Accounting Standards and related interpretations as adopted by the European Union (“EU”). IFRS Accounting Standards as adopted by the EU is comprised of standards and interpretations approved by the International Accounting Standards Board (“IASB”) and IFRS Accounting Standards and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS Accounting Standards hereafter should be construed as references to IFRS Accounting Standards as adopted by the EU.

The consolidated financial statements are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and Earnout Shares (as defined in note 22) are stated at fair value;
●	derivative financial instruments are stated at fair value; and

●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments section of this note.

Going concern

At the date that the consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least 31 December 2025. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and the separate and distinct AMPSA capital structure and aspects outlined in note 1, and as a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The Group adopted the new disclosure requirements introduced by Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements, effective for the annual reporting period beginning on or after 1 January 2024. Please refer to notes 19 and 23 for further details.

The Group also updated note 4 to address the recently issued IFRIC Interpretations Committee Agenda Decision – Disclosures of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments).

The impact of other new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after 1 January 2024 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards on the consolidated financial statements, which are not yet effective and which have not been early adopted by the Group, including the recently issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ and Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity, on the consolidated financial statements is on-going.

Basis of consolidation

(i)   Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the functional currency of that legal entity. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognised directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)   Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)   Transactions eliminated on consolidation

Transactions, balances and gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv)  Transactions with Ardagh Group S.A. and its subsidiaries

Any unsettled intercompany balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the consolidated financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign operation (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognised in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognised in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combination and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognised at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Intangible assets

Intangible assets are initially recognised at cost.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognised at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write-off the book value of finite lived intangible assets over their useful lives on a straight-line basis, on the assumption of zero residual value. Management estimates the useful lives within the following ranges:

Computer software	2 – 7 years
Customer relationships	5 – 15 years
Technology	5 – 15 years

(i) Computer software

Computer software development costs are recognised as assets. Costs associated with maintaining computer software programs are recognised as an expense as incurred.

(ii) Customer relationships

Customer relationships acquired in a business combination are recognised at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortisation.

(iii) Technology

Technology based intangibles acquired in a business combination are recognised at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv) Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalised if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalised. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilised.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

At the lease commencement date or the effective date of a lease modification, the Group recognises a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

(iii)	Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de-recognised in the period. All other costs are recognised in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

Depreciation

Depreciation of owned assets is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	20 – 40 years
Plant, machinery and other	3 – 20 years
Dunnage and other	3 – 10 years

Right-of-use assets are depreciated on a straight-line basis over the shorter of its useful life and the lease term. Where the lease contains a transfer of ownership or a purchase option which is reasonably certain to be exercised, the right-of-use asset is depreciated over the useful life of the underlying asset.

Assets’ useful lives and residual values are adjusted, if appropriate, at each reporting date.

Joint operation

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights and obligations to the individual assets and liabilities relating to the arrangement. An investment in a joint operation is accounted for by each party recognising its agreed share of interest in any assets, liabilities and related expense or income.

Impairment of non-financial assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long-lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long-lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended 31 December 2024 . In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilised.

Equity transactions

(i)	Share repurchases

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are cancelled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognised either upon initial repurchase or subsequent cancellation.

(ii)	Preferred shares

Preferred shares are classified as equity if there are no contractual obligations to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset, the instrument is either a financial liability in its entirety in the case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group. See note 18 for further details.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables, and the Private and Public Warrants and Earnout Shares (as defined in note 22). Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognised initially at fair value, which equals the transaction price, unless a significant financing component is included, and thereafter are measured at amortised cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which a specific allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(ii)	Securitised assets

The Group has entered into securitisation transactions involving certain of its trade receivables. The securitised assets are recognised on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognised on the statement of financial position.

(iii)	Contract assets

Contract assets represent revenue required to be accelerated or recognised over time, based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognised using an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash include cash on hand and call deposits held with banks and restricted cash. Cash, cash equivalents and restricted cash are carried at amortised cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash, cash equivalents and restricted cash are classified as financial assets within current assets and stated at amortised cost.

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortised cost.

(v)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are transferred to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognised in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recycled to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognised immediately in the consolidated income statement within finance income or expense.

Fair value measurement

The Group measures derivative financial instruments, pension assets and Private and Public Warrants and Earnout Shares at fair value at each reporting date. Fair value related disclosures for assets and liabilities that are measured at fair value or where fair values are disclosed, are summarised in the following notes:

●	Disclosures of valuation methods, significant estimates and assumptions (notes 20 and 21)
●	Quantitative disclosures of fair value measurement hierarchy (note 20)
●	Financial instruments (including those carried at amortised cost) (note 20)
●	Private and Public Warrants and Earnout Shares (note 22)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The asset or liability recognised in the consolidated statement of financial position in respect of defined benefit pension plans is the net of the present value of the defined benefit obligation and the fair value of plan assets at the reporting date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognised immediately in the consolidated income statement.

(ii)	Other long term employee benefits

The Group’s obligations in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognised in full in the consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognised as employee benefit expense when they are due.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Our products include metal containers primarily for the beverage markets with consumer-driven demand. In addition to metal containers, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms and conditions for subsequent individual purchase orders for our goods and services. In the context of the revenue recognition standard IFRS 15 ‘Revenue from Contracts with Customers’, an enforceable contract identifies each party’s enforceable rights regarding the goods or services to be transferred. The Group has concluded that under this accounting standard only individual purchase orders meet such definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Group are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognised when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognise revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognised prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognise revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

The Group often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognised when it is highly probable that it will not be subsequently reversed and is recognised using the most likely amount depending on the individual contractual terms.

Exceptional items

The Group’s consolidated income statement, consolidated statement of cash flows and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganisation, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the specific items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items.

Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the reporting date are classified as exceptional items payable.

Net finance expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss.

Finance expense comprises interest expense on borrowings (including amortisation of deferred debt issuance costs), related party borrowings, interest cost on leases, certain net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings and derecognition of financial assets, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognised in profit or loss, and other finance expense.

The Group capitalises borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortised within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognised if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, unless the transaction gives rise to equal and offsetting temporary differences, in which case a corresponding deferred tax asset and liability is recognised. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board and Chief Financial Officer have been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the CODM in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where uncertain tax treatments exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

The Group measures tax uncertainties using its best estimate of likely outcomes. This estimate relies on estimates and assumptions and may involve judgments about future events.

Corporate activity including acquisitions, disposals and reorganisations often create tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all taxation liabilities that are probable to arise from such activities.

New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.

Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(ii)	Measurement of employee benefit obligations

The Group follows the requirements of IAS 19 ‘Employee Benefits’ to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 21.

(iii)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in management’s definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of Financial Statements’, which permits the inclusion of line items and subtotals that improve the understanding of performance.

(iv) Valuation of Earnout Shares

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value at each reporting date. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22.

4.  Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the CODM.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of loss for the year to Adjusted EBITDA

	Year ended 31 December
	2024	2023
	$’m	$’m
Loss for the year	(3)	(50)
Income tax charge/(credit) (note 7)	13	(21)
Net finance expense (note 6)	192	147
Depreciation and amortisation (notes 10, 11)	449	418
Exceptional operating items (note 5)	21	106
Adjusted EBITDA	672	600

The segment results for the year ended 31 December 2024 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,161	2,747	4,908
Adjusted EBITDA	257	415	672
Capital expenditure	76	103	179
Segment assets	2,589	2,873	5,462

The segment results for the year ended 31 December 2023 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,030	2,782	4,812
Adjusted EBITDA	211	389	600
Capital expenditure	155	223	378
Segment assets	2,648	3,021	5,669

One customer accounted for greater than 10% of total revenue in 2024 (2023: one).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, employee benefit assets, inventories, contract assets, trade and other receivables, income tax receivable and cash, cash equivalents, and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended 31 December
	2024	2023
Revenue	$’m	$’m
U.S.	2,122	2,307
U.K.	509	495

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instrument assets, taxes, employee benefit assets and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 47% (2023: 44%), Brazil 17% (2023: 17%) and Germany 13% (2023: 12%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2023: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2023: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended 31 December 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,134	3	24	2,161
Americas	–	2,295	452	2,747
Group	2,134	2,298	476	4,908

The following illustrates the disaggregation of revenue by destination for the year ended 31 December 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,010	7	13	2,030
Americas	–	2,311	471	2,782
Group	2,010	2,318	484	4,812

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended 31 December
	2024	2023
	$’m	$’m
Over time	3,876	3,831
Point in time	1,032	981
Total	4,908	4,812

5.  Exceptional items

	Year ended 31 December
	2024	2023
	$’m	$’m
Start-up related and other costs	24	36
Impairment (reversal)/charge - property, plant and equipment	(4)	18
Restructuring (credit)/charge	(4)	38
Exceptional items – cost of sales	16	92
Transaction-related and other costs	5	14
Exceptional items – SG&A expenses	5	14
Exceptional finance income	(13)	(58)
Exceptional items – finance income	(13)	(58)
Exceptional income tax charge/(credit) (note 7)	8	(14)
Total exceptional items, net of tax	16	34

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2024

A net charge of $16 million has been recognised as exceptional items for the year ended 31 December 2024, primarily comprising:

●	$24 million start-up related and other costs in the Americas ($15 million) and in Europe ($9 million), primarily relating to the Group’s investment programs.
●	A $4 million credit relating to property, plant and equipment in Whitehouse, Ohio, which was disposed of or re-distributed for use elsewhere in the Americas operating network during the year resulting in a part-reversal of the impairment charge previously recognised in respect of the plant closure completed in February 2024.
●	A $4 million credit primarily relating to restructuring costs provided for in the prior year for the closure of the Whitehouse facility has also been recognised, in respect of costs no longer expected to be incurred.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million exceptional finance income primarily relates to a gain on movements in the fair market values of the Earnout Shares, Private and Public Warrants.

●	Tax charges of $8 million have been incurred relating to the above exceptional items.

2023

A net charge of $34 million has been recognised as exceptional items for the year ended 31 December 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminium only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been incurred relating to the above exceptional items.

6.  Net finance expense

	Year ended 31 December
	2024	2023
	$’m	$’m
Senior Facilities interest expense*	140	132
Net pension interest cost (note 21)	5	5
Lease interest cost	25	24
Foreign currency translation losses	—	6
(Gains)/losses on derivative financial instruments	(5)	2
Other net finance expense	40	36
Net finance expense before exceptional items	205	205
Exceptional finance income (note 5)	(13)	(58)
Net finance expense	192	147

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

During the year ended 31 December 2024, the Group recognised $25 million (2023: $24 million) of interest paid related to lease liabilities in cash used in operating activities in the consolidated statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangements.

7.  Income tax

	Year ended 31 December
	2024	2023
	$’m	$’m
Current tax:
Current tax for the year	17	31
Adjustments in respect of prior years	(5)	(28)
Total current tax	12	3
Deferred tax:
Deferred tax for the year	(2)	(27)
Adjustments in respect of prior years	3	3
Total deferred tax	1	(24)
Income tax charge/(credit)	13	(21)

Reconciliation of income tax charge/(credit) and the profit/(loss) before tax multiplied by the domestic tax rate of the Group for 2024 and 2023 is as follows:

	Year ended 31 December
	2024	2023
	$’m	$’m
Profit/(loss) before tax	10	(71)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94%	2	(18)
Tax losses for which no deferred income tax asset was recognised	14	25
Adjustment in respect of prior years	(2)	(25)
Income subject to state and other local income taxes	5	6
Income taxed at rates other than standard tax rates	(10)	(13)
Non-deductible and other items	4	4
Income tax charge/(credit)	13	(21)

The total income tax charge/(credit) outlined above for each year includes tax charge of $8 million in 2024 (2023: $14 million credit) in respect of exceptional items, being the tax effect of the items set out in note 5.

Tax losses for which no deferred income tax asset was recognised relates to net operating losses and the carry-forward of interest expense in certain jurisdictions. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants.

Adjustment in respect of prior years in the year ended 31 December 2023 includes tax credits of $29 million arising from a favourable Superior Court of Justice ruling in Brazil.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Ardagh Metal Packaging S.A. is incorporated, and is effective since 1 January 2024. The Group applies the mandatory exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. As the Group is expected to qualify for Pillar Two transitional safe harbour exemptions in all jurisdictions in which the Group operates, no current tax expense related to Pillar Two top-up tax has been accrued in the financial year ended 31 December 2024. The Group is continuing to assess any future exposure to the Pillar Two legislation.

8. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the loss attributable to equity holders by the weighted average number of shares outstanding during the year.

The following table reflects the income statement loss and share data used in the basic EPS calculations:

	Year ended 31 December
	2024	2023
	$'m	$'m
Loss attributable to equity holders as presented in the income statement	(3)	(50)
Less: Dividends on preferred shares (note 26)	(24)	(24)
Loss attributable to equity holders used in calculating earnings per share	(27)	(74)
Weighted average number of ordinary shares for EPS (millions)	597.7	597.6
Loss per share	$(0.05)	$(0.12)

Diluted loss per share is consistent with basic loss per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 18 for any details of transactions involving ordinary shares for the years ended 31 December 2024 and 31 December 2023.

There have been no material transactions involving ordinary shares between the reporting date and the authorisation of these consolidated financial statements.

9.  Employee and audit service costs

	Year ended 31 December
	2024	2023
	$’m	$’m
Wages and salaries	470	425
Social security costs	115	106
Defined benefit plan pension costs (note 21)	11	10
Defined contribution plan pension costs (note 21)	21	19
Group employee costs	617	560

	At 31 December
Employees	2024	2023
Europe	3,485	3,459
Americas	2,899	2,920
Group	6,384	6,379

The table above presents the average number of employees for each year.

PricewaterhouseCoopers have acted as our principal accountants for the years ended 31 December 2024 and 31 December 2023. The following summarises the total amounts for professional fees rendered in those periods:

	Year ended 31 December
	2024	2023
	$'m	$'m
Audit services fees	5	5
Tax services fees	1	1
Total	6	6

10.  Intangible assets

	Goodwill	Customer relationships	Technology and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Net book value at 1 January 2023	976	476	8	13	1,473
Additions	—	—	12	3	15
Acquisition	4	—	2	—	6
Amortisation charge	—	(134)	(2)	(7)	(143)
Transfers	—	—	(10)	10	—
Exchange*	19	10	—	2	31
At 31 December 2023	999	352	10	21	1,382

Cost	999	1,373	50	51	2,473
Accumulated amortisation and impairment losses	—	(1,021)	(40)	(30)	(1,091)
Net book value at 31 December 2023	999	352	10	21	1,382

Net book value at 1 January 2024	999	352	10	21	1,382
Additions	—	—	10	14	24
Amortisation charge	—	(129)	(3)	(8)	(140)
Exchange	(33)	(8)	(1)	(1)	(43)
At 31 December 2024	966	215	16	26	1,223

Cost	966	1,328	57	62	2,413
Accumulated amortisation and impairment losses	—	(1,113)	(41)	(36)	(1,190)
Net book value at 31 December 2024	966	215	16	26	1,223

*The prior period amount has been reclassified to conform to the current year presentation.

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”) a startup digital can printer based in Zurich, Switzerland. Goodwill of $4 million was recognised in respect of this acquisition. See note 11 for further details.

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended 31 December 2024, AMPSA capitalised costs associated with the development of the Joint IT Assets of approximately $4 million (2023: $5 million). The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at 31 December 2024 in accordance with IAS 36 ‘Impairment of Assets’. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at 31 December 2024.

Goodwill

Allocation of goodwill

Goodwill that originated from the acquisition of the Group by the Ardagh Group has been allocated to CGUs that are expected to benefit from synergies arising from that combination. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At 31 December
	2024	2023
	$’m	$’m
Europe	527	560
Americas	439	439
Total goodwill	966	999

Impairment test for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended 31 December 2024. The multiple used is based on both AMPSA and comparable companies’ equity valuations and was further adjusted for disposal costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended 31 December 2024, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS 36 are not required.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$'m	$'m	$'m	$'m
Net book value at 1 January 2023	488	1,803	99	2,390
Additions	175	292	26	493
Acquisitions	—	4	—	4
Disposals*	(4)	(2)	—	(6)
Impairment	—	(18)	—	(18)
Depreciation charge	(71)	(174)	(30)	(275)
Exchange*	7	31	2	40
At 31 December 2023	595	1,936	97	2,628

Cost	842	2,695	210	3,747
Accumulated depreciation and impairment losses	(247)	(759)	(113)	(1,119)
Net book value at 31 December 2023	595	1,936	97	2,628

Net book value at 1 January 2024	595	1,936	97	2,628
Additions	83	114	15	212
Disposals	(7)	(6)	—	(13)
Impairment reversal	—	4	—	4
Depreciation charge	(86)	(192)	(31)	(309)
Transfers**	45	(48)	3	—
Exchange	(9)	(32)	(1)	(42)
At 31 December 2024	621	1,776	83	2,480

Cost	927	2,666	218	3,811
Accumulated depreciation and impairment losses	(306)	(890)	(135)	(1,331)
Net book value at 31 December 2024	621	1,776	83	2,480

*The prior period amount has been reclassified to conform to the current year presentation.

**Transfers during the year relate to the final categorisation of assets which were under construction in relation to certain business growth projects in the Americas.

Disposals in the year primarily relate to the sale of property, plant and equipment in Whitehouse, Ohio, for a consideration of $8 million, and the termination of warehouse leases in Europe.

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG, a startup digital can printer based in Zurich, Switzerland, for an initial consideration of €15 million. Net of €15 million cash acquired, the transaction did not result in a cash outflow for the Group. These consolidated financial statements include management’s completed allocation of the fair values of assets acquired and liabilities assumed.

Depreciation expense of $298 million (2023: $257 million) has been charged in cost of sales and $11 million (2023: $18 million) in sales, general and administration expenses.

Construction in progress at 31 December 2024 was $244 million (2023: $447 million).

Included in property, plant and equipment is an amount for land of $76 million (2023: $51 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalised in the year (2023: $nil).

Impairment

In the year ended 31 December 2023, an impairment charge of $18 million was recognised ($9 million Americas and $9 million Europe). Following the disposal of the property, plant and equipment in the Whitehouse, Ohio, in addition to the re-distribution of certain of the plant and machinery to other facilities in the Group’s operating network during the year ended 31 December 2024, a $4 million part-reversal of the prior year Americas impairment charge was recognised.

The Group has considered the carrying value of the property, plant and equipment at 31 December 2024 and assessed the indicators of impairment in accordance with IAS 36. No such indicators of impairment were identified.

The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at 31 December 2024.

Right of use assets — Net book value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value At 31 December	$’m	$’m	$’m	$’m
2024	115	238	32	385
2023	153	223	36	412

The decrease in the net book value of the right-of-use assets at 31 December 2024 to $385 million is primarily the result of a depreciation charge of $92 million, comprised of land and buildings ($63 million), plant and machinery ($22 million) and dunnage and other ($7 million), exchange losses of $5 million and disposals of $3 million, partly offset by total additions during the year to the right-of-use assets of $73 million.

The increase in the net book value of the right-of-use assets at 31 December 2023 to $412 million was primarily the result of total additions during the year to the right-of-use assets of $163 million, acquisitions of $1 million and exchange gains of $3 million, offset by a depreciation charge of $78 million, comprised of land and buildings ($52 million), plant and machinery ($19 million) and dunnage and other ($7 million) and disposals of $4 million.

The Group incurred variable lease expense of $45 million for the year ended 31 December 2024 (2023: $40 million) primarily related to warehouse leases.

Capital commitments

The Group had contracted capital commitments in relation to property, plant and equipment for the year ended 31 December 2024 of $92 million (2023: $124 million).

12. Non-current assets

	At 31 December
	2024	2023
	$’m	$’m
Customer receivables	36	29
Indirect tax assets	17	41
	53	70

During the year ended 31 December 2023, a customer of the Group in Brazil, Grupo Petrópolis, filed for a court-supervised reorganisation. This process concluded in October 2023 and as a result of the terms and conditions negotiated between the parties and subsequently ratified by the Brazilian court, the Group has de-recognised the amount receivable from Grupo Petrópolis previously held in trade and other receivables and recognised a non-current customer receivable, initially measured at fair value in accordance with IFRS 9 'Financial Instruments'. Other non-current customer receivables include amounts recognised during the year in respect of other contractual arrangements.

Non-current indirect taxes principally include indirect tax credits arising in the Americas which are expected to be utilised after more than one year from the reporting date.

13.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At 1 January 2023	216	(320)	(104)
Credited/(charged) to the income statement (note 7)	60	(36)	24
Charged to other comprehensive income	4	4	8
Exchange	3	(5)	(2)
At 31 December 2023	283	(357)	(74)
(Charged)/credited to the income statement (note 7)	(6)	5	(1)
(Charged)/credited to other comprehensive income	(3)	2	(1)
Exchange	(6)	5	(1)
At 31 December 2024	268	(345)	(77)

The components of deferred tax assets and liabilities are as follows:

	At 31 December
	2024	2023
	$’m	$’m
Tax losses	53	39
Employee benefit obligations	19	23
Depreciation timing differences (including leases)	123	147
Provisions	29	29
Other	44	45
	268	283
Available for offset	(204)	(221)
Deferred tax assets	64	62
Intangible assets	(85)	(101)
Accelerated depreciation and other fair value adjustments (including leases)	(246)	(240)
Other	(14)	(16)
	(345)	(357)
Available for offset	204	221
Deferred tax liabilities	(141)	(136)

The tax (charge)/credit recognised in the consolidated income statement is analysed as follows:

	Year ended 31 December
	2024	2023
	$’m	$’m
Tax losses	16	14
Employee benefit obligations	(1)	3
Depreciation timing differences (including leases)	(21)	26
Provisions	—	(3)
Other deferred tax assets	—	20
Intangible assets	14	10
Accelerated depreciation and other fair value adjustments (including leases)	(8)	(49)
Other deferred tax liabilities	(1)	3
	(1)	24

Deferred tax assets are only recognised on tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable based on management’s forecasts. Included within deferred tax assets is an asset of $25 million recognised in respect of tax losses in Switzerland. This asset has been recognised as a result of the Group forecasting sufficient taxable profits over the foreseeable future against which this asset will be realised.

The Group did not recognise deferred tax assets of $675 million (2023: $155 million) in respect of tax losses arising in certain of the Group’s subsidiary entities of $2.9 billion (2023: $729 million) that can be carried forward against future taxable income due to uncertainty regarding their utilisation. These losses include $30 million losses which do not expire, $64 million which expire between 2029 and 2031, and $2.8 billion which expires between 2038 and 2041 under current tax legislation.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would not be material.

14.  Inventories

	At 31 December
	2024	2023
	$’m	$’m
Raw materials and consumables	244	300
Work-in-progress	3	3
Finished goods	135	166
	382	469

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (note 20). There were no drawings under this facility at 31 December 2024 (2023: $nil).

The amounts recognised as a write down in inventories or as a reversal of a write down for the year ended 31 December 2024 were not material (2023: not material).

At 31 December 2024, the hedging loss included in the carrying value of inventories, which will be recognised in the income statement when the related finished goods have been sold is $1 million (2023: gain of $1 million).

15.  Trade and other receivables

	At 31 December
	2024	2023
	$’m	$’m
Trade receivables	224	181
Other receivables and prepayments*	106	96
Related party receivables (note 27)	2	1
	332	278

Other receivables and prepayments include non-financial assets of $53 million (2023: $46 million*) including value added tax recoverable of $45 million (2023: $36 million).

*Prior period Income tax receivable which had been included in Other receivables and prepayments previously has been reclassified on the consolidated statement of financial position to conform to the current year presentation.

The fair values of trade and other receivables approximate the amounts shown above.

.

Movements on the provisions for impairment of trade receivables are as follows:

	2024	2023
	$'m	$'m
At 1 January	3	4
Provision for receivables impairment	7	8
Receivables written off during the year as uncollectible	—	(9)
At 31 December	10	3

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

At 31 December 2024, trade receivables of $9 million (2023: $22 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At 31 December
	2024	2023
	$'m	$'m
Up to three months past due	8	11
Three to six months past due	—	3
Over six months past due	1	8
	9	22

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $620 million were sold under these programs at 31 December 2024 (31 December 2023: $643 million).

16.  Contract assets

The following table provides information about significant changes in contract assets:

	2024	2023
	$’m	$’m
At 1 January	259	239
Transfers from contract assets recognised at beginning of year to receivables	(254)	(234)
Increases as a result of new contract assets recognised during the year	256	249
Other (including exchange)	(10)	5
Balance as at 31 December	251	259

17.  Cash, cash equivalents and restricted cash

	At 31 December
	2024	2023
	$’m	$’m
Cash at bank and in hand	214	324
Short term bank deposits	388	110
Restricted cash	8	9
	610	443

18.  Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At 31 December 2023	597.6	267	5,989
Share issuance	0.1	–	–
At December 31, 2024	597.7	267	5,989

There were no material share transactions for the year ended 31 December 2024.

The authorised share capital of the Company is set at one billion euro and zero cents (€1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by ordinary shares and preferred shares.

19.  Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital structure risk, interest rate risk, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flows and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong statement of financial position and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The finance committee of the Board (the “Finance Committee”) reviews and monitors the capital structure, financial policies and treasury function in addition to advising the Board on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the Finance Committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from operations on an annual basis. The Group had $610 million in cash, cash equivalents and restricted cash at 31 December 2024 (2023: $443 million), as well as available but undrawn liquidity of $353 million (2023: $369 million) under its credit facilities (note 20).

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA (see note 4). As at 31 December 2024 the ratio was 4.9x (2023: 5.5x).

Interest rate risk

At 31 December 2024, the interest on the Group’s senior facilities was 92% (2023: 100%) fixed, with a weighted average interest rate of 4.1% (2023: 3.8%). An increase of one percentage point in variable interest rates would not have a material impact on shareholders’ equity at 31 December 2024 (2023: no material impact).

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is the euro.

At 31 December 2024, the Group operated 23 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognised assets and liabilities.

As a result of the consolidated financial statements being presented in U.S. dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the 31 December 2024 rate would decrease shareholders’ equity by approximately $4 million (2023: $5 million decrease).

Commodity price risk

The Group is exposed to changes in prices of energy and its main raw materials, primarily aluminium. Aluminium is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminium is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminium. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Our preferred commodity price risk management mechanism is the use of pass through provisions in our sales contracts. Where we do not have such pass through provisions, we use fixed price supply or derivative agreements to manage commodity price risk. We depend on an active liquid market and available credit lines with suppliers and banks to cover this risk. Our risk management practices are dependent on robust hedging policies and procedures.

Energy price has been exposed to increased volatility in recent years. Where energy pass through provisions in our contracts do not exist, the Group’s policy is to purchase natural gas and electricity by entering into forward price fixing arrangements with suppliers for the majority of the anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of the Group’s anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. Any natural gas and electricity which is not purchased under forward fixed price arrangements is purchased under index tracking contracts or at spot prices. Where entering forward fixed price arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. We are also exposed to possible interruptions of supply of aluminium or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognised and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilisation of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended 31 December 2024, the ten largest customers of the Group accounted for approximately 57% of total revenues (2023: 55%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

As described in note 23, the Group has access to independent third-party payable processors. The third-party payable processors are in good financial condition. Based on the total amount of trade payables that are part of the processing and the increase in payment terms compared to comparable payables that are not included, the impact on the Group´s liquidity is not significant.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

20.  Financial assets and liabilities

At 31 December 2024, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	468	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	280	–
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	–	–	272
Bradesco Facility	BRL	500	30-Sep-28	Bullet	–	–	81
Lease obligations	Various	–	Various	Amortizing	–	374	–
Other borrowings	Various	–	Rolling	Amortizing	–	42	–
Total borrowings						3,933	353
Deferred debt issue costs						(31)	–
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	–
Net debt / available liquidity						3,305	963

The Group’s net borrowings of $3,902 million (2023: $3,734 million) are classified as non-current liabilities of $3,797 million (2023: $3,640 million) and current liabilities of $105 million (2023: $94 million) in the consolidated statement of financial position at 31 December 2024.

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

At 31 December 2023, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	369	06-Aug-26	Revolving	–	–	369
Lease obligations	Various	–	Various	Amortising	–	408	–
Other borrowings	Various	–	Rolling	Amortising	–	54	–
Total borrowings						3,762	369
Deferred debt issue costs						(28)	–
Net borrowings						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	–
Net debt / available liquidity						3,312	812

The following table summarises the movement in the Group’s net debt:

	At 31 December
	2024	2023
	$’m	$’m
Net (increase)/decrease in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	(167)	112
Increase in net borrowings and derivative financial instruments	160	163
(Decrease)/increase in net debt	(7)	275
Net debt at 1 January	3,312	3,037
Net debt at 31 December	3,305	3,312

*Includes exchange losses on cash, cash equivalents and restricted cash

The decrease in net debt primarily includes repayments of borrowings of $229 million (2023: $83 million), an increase in cash, cash equivalents and restricted cash of $167 million (2023: decrease of $112 million), foreign exchange gains of

$83 million (2023: losses of $37 million), a net decrease in lease obligations of $34 million (2023: increase of $81 million), fair value gains on derivative financial instruments of $8 million (2023: losses of $21 million) and a net increase of deferred debt issue costs of $3 million (2023: decrease of $10 million), which is partly offset by proceeds from borrowings of $517 million (2023: $94 million, of which $15 million was a non-cash transaction relating to a supplier credit arrangement in the Americas) and acquisition of borrowings of $nil (2023: $3 million).

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At 31 December
	2024	2023
	$’m	$’m
Within one year or on demand	105	94
Between one and three years	755	175
Between three and five years	3,017	1,791
Greater than five years	56	1,702
Total borrowings	3,933	3,762
Deferred debt issue costs	(31)	(28)
Net borrowings	3,902	3,734

Included within total borrowings between one and three years and between three and five years is the Group’s Senior Facilities of $3,517 million (2023: $3,300 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At 31 December
	2024	2023
	$’m	$’m
Not later than one year	110	99
Later than one year and not later than five years	268	285
Later than five years	66	110
	444	494

The table below analyses the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade
	Total	financial	and other
	borrowings	instruments	payables
At 31 December 2024	$’m	$’m	$’m
Within one year or on demand	270	32	1,170
Between one and three years	1,049	20	—
Between three and five years	3,181	1	—
Greater than five years	67	—	—

		Derivative	Trade
	Total	financial	and other
	borrowings	instruments	payables
At 31 December 2023	$’m	$’m	$’m
Within one year or on demand	244	32	1,240
Between one and three years	458	41	—
Between three and five years	1,994	11	—
Greater than five years	1,761	—	—

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At 31 December 2024	$'m	$'m	$'m	$'m
Senior Facilities*	3,517	(28)	3,489	3,173
Other borrowings	42	(3)	39	42
	3,559	(31)	3,528	3,215

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At 31 December 2023	$'m	$'m	$'m	$'m
Senior Facilities*	3,300	(23)	3,277	2,885
Other borrowings	54	(5)	49	54
	3,354	(28)	3,326	2,939

*Includes Senior Secured Green Notes, Senior Green Notes and a Senior Secured Term Loan.

Earnout Shares and Private and Public Warrants

Please refer to note 22 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

2024

On 7 October 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million at the exchange rate applicable on that date). Until 30 September 2025, the Bradesco Facility can be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMPSA subsidiaries.

On 24 September 2024, AMPSA and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Senior Secured Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P.. The Senior Secured Term Loan matures in September 2029 and is secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

The decrease in lease obligations from $408 million at 31 December 2023 to $374 million at 31 December 2024, primarily reflects $97 million of principal repayments, $6 million of foreign currency movements and $3 million of disposals of lease assets, partly offset by $72 million of new lease liabilities (including a lease liability payable to the Ardagh Group of $3 million) during the year ended 31 December 2024.

At 31 December 2024 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $363 million when fully collateralised. At 31 December 2024, working capital collateralisation limited the available borrowing base to $272 million.

2023

Lease obligations at 31 December 2023 of $408 million (31 December 2022: $327 million), primarily reflects $158 million of new lease liabilities and $5 million of foreign currency movements, partly offset by $78 million of principal repayments and $4 million of disposals of lease assets during the year ended 31 December 2023.

At 31 December 2023 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $407 million, when fully collateralised. At 31 December 2023, working capital collateralisation limited the available borrowing base to $369 million.

Effective interest rates

	2024		2023
	USD	EUR	USD	EUR
2.000% Senior Secured Green Notes due 2028	—	2.27%	—	2.27%
3.250% Senior Secured Green Notes due 2028	3.52%	—	3.52%	—
6.000% Senior Secured Green Notes due 2027	6.72%	—	6.72%	—
3.000% Senior Green Notes due 2029	—	3.25%	—	3.25%
4.000% Senior Green Notes due 2029	4.26%	—	4.26%	—
Senior Secured Term Loan	—	10.12%	—	—

	2024	2023
	Various Currencies
Lease obligations	6.27%	6.47%

The carrying amounts of net borrowings are denominated in the following currencies.

	At 31 December
	2024	2023
	$’m	$’m
Euro	1,306	1,110
U.S. dollar	2,555	2,562
GBP	27	40
Other	14	22
	3,902	3,734

The Group has undrawn borrowing facilities expiring beyond one year at 31 December 2024 of $353 million (2023: $369 million).

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility, Senior Secured Term Loan and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity contracts	14	30	301
Forward foreign exchange contracts	5	7	592
Cross currency interest rate swaps	3	16	300
At 31 December 2024	22	53	1,193

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	10	51	436
Forward foreign exchange contracts	2	12	595
Cross currency interest rate swaps	—	21	300
At 31 December 2023	12	84	1,331

All cash payments in relation to derivative instruments are paid or received when they mature.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facility. The benefits accruing from the virtual power purchase agreement come in the form of two components: a quarterly financial flow from the Group to the developer only if the respective spot electricity price falls below an agreed floor price, and certificates that the Group receives as proof of origin for electricity from renewable energies.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate (2.1%), with an estimate for volatility (31%). The estimated fair market value at 31 December 2024 was an asset of $2 million, which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at 31 December 2024.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at 31 December 2024 of $13 million (31 December 2023: $21 million).

Net investment hedges in foreign operations

The Group has designated $350 million (2023: $350 million) of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A loss of $22 million (2023: gain of $11 million) was recognised in relation to this hedge in the consolidated statement of comprehensive income in the year ended 31 December 2024.

Commodity forward contracts

The Group hedges a portion of its anticipated metal and energy purchases. Excluding conversion and freight costs, the physical metal and energy deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month. Certain forward contracts are designated as cash flow hedges and the Group has determined the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms of pricing, timing or quantities, or if there are changes in the credit risk of the Group or the counterparty. The Group applies a hedge ratio of 1:1.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges and are set so to closely match the critical terms of the underlying cash flows. In hedges of forecasted foreign currency sales and purchases ineffectiveness may arise for similar reasons as outlined for commodity forward contracts.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognised in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2024 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognised in the consolidated statement of financial position of $144 million (2023: $147 million) includes other employee benefit obligations of $40 million (2023: $42 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analysed below:

	Germany		U.K.*		U.S and Other**		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(98)	(103)	(133)	(145)	(74)	(76)	(305)	(324)
Assets	—	—	143	167	58	52	201	219
Net (obligations)/assets	(98)	(103)	10	22	(16)	(24)	(104)	(105)

* The net employee benefit asset in the UK as at 31 December 2024 and 31 December 2023 is included within non-current assets on the statement of financial position.

**Net obligation of ‘Other’ defined benefit schemes at 31 December 2024 is $7 million (2023: $6 million).

The amounts recognised in the consolidated income statement are:

	Year ended
	31 December
	2024	2023
	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(8)	(8)
SG&A – current service cost (note 9)	(3)	(2)
	(11)	(10)
Cost of sales - Exceptional past service charge	—	(4)
Finance expense (note 6)	(5)	(5)
	(16)	(19)

The amounts recognised in the consolidated statement of comprehensive income are:

	Year ended
	31 December
	2024	2023
	$’m	$’m
Re-measurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	4	4
Actuarial gain/(loss) arising from changes in financial assumptions	19	(12)
Actuarial loss arising from changes in experience	(9)	(2)
	14	(10)
Re-measurement of plan assets:
Actual return less expected return on plan assets	(21)	(5)
Actuarial loss for the year on defined benefit pension schemes	(7)	(15)
Actuarial gain/(loss) on other long term and end of service employee benefits	4	(1)
	(3)	(16)

The actual return on plan assets was a loss of $11 million in 2024 (2023: gain of $5 million).

Movement in the present value of defined benefit obligations and fair value of plan assets:

	Obligations		Assets
	2024	2023	2024	2023
	$’m	$’m	$’m	$’m
At 1 January	(324)	(287)	219	202
Acquired (note 11)	—	(1)	—	—
Transfer	—	—	—	1
Interest income	—	—	10	10
Current service cost	(6)	(7)	—	—
Exceptional past service charge	—	(3)	—	—
Interest cost	(13)	(13)	—	—
Administration expenses paid	—	—	—	(1)
Remeasurements	14	(10)	(21)	(5)
Employer contributions	—	—	11	10
Employee contributions	(1)	(1)	1	1
Benefits paid	16	10	(16)	(10)
Exchange	9	(12)	(3)	11
At 31 December	(305)	(324)	201	219

The defined benefit obligations above include $100 million of unfunded obligations, principally in Germany (2023: $105 million).

Interest income and interest cost above does not include interest cost of $2 million (2023: $2 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $5 million (2023:

$3 million) relating to other employee benefit obligations. There were no exceptional past service charges recognised in the year (2023: $1 million) relating to other employee benefit obligations.

An analysis of the assets held by the plans is as follows:

	At 31 December
	2024	2024	2023	2023
	$’m	%	$’m	%
Target return funds	93	47	92	42
Bonds	49	24	73	33
Cash/other	59	29	54	25
	201	100	219	100

The pension assets do not include any of the Group’s ordinary shares or preference shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximise returns while minimising volatility. The asset classes include fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labour Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the year ended 31 December 2019, the Ardagh Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The U.K. pension plan is a trust-based U.K. funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Packaging UK Limited and Ardagh Metal Packaging Trading UK Limited. It is closed to new entrants and was closed to future accrual effective 31 December 2018. For this plan, pensions are calculated either based on service to 31 December 2018, with members’ benefits based on earnings as at 31 December 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to 31 December 2018, based on earnings as at retirement or leaving date. The U.K. pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plan is subject to the U.K. regulatory framework, the requirements of The Pensions Regulator and is subject to a statutory funding objective.

In June 2023, the U.K. High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments, made between 6 April 1997 and 5 April 2016, for contracted-out defined benefit pension plans were invalid if they were not accompanied by the correct actuarial confirmation. The judgment was appealed and in July 2024, the U.K. Court of Appeal upheld the High Court decision.

This ruling could impact the Group’s defined benefit scheme in the U.K., which closed to future accrual effective 31 December 2018 and was contracted-out on a salary-related basis from its inception in 1979 until 2016. The Group and trustees will continue to review this matter. No adjustment has been made in the consolidated financial statements for the year ended 31 December 2024.

Our North American business within our Americas segment sponsors a defined benefit pension plan as a single employer scheme which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labour. The North American plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the consolidated financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2024	2023	2024	2023	2024	2023
	%	%	%	%	%	%
Rates of inflation	2.00	2.00	3.00	2.95	2.20	2.20
Rates of increase in salaries	3.00	3.20	2.60	2.50	3.00	3.00
Discount rates	3.57	3.45	5.55	4.80	5.87	5.37

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	23	22	21	22	21	21
Life expectancy, future pensioners	25	25	23	23	23	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined  benefit obligations would increase by an estimated $22 million (2023: $24 million). If the discount rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would decrease by an estimated $19 million (2023: $21 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $9 million (2023: $11 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $10 million (2023: $12 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the defined benefit obligations would decrease by an estimated $10 million (2023: $11 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the defined benefit obligations would increase by an estimated $11 million (2023: $12 million).

The impact of increasing the life expectancy by one year would result in an increase in the net defined benefit obligation of the Group of $6 million at 31 December 2024 (2023: $7 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2025 is approximately $6 million (2024: $8 million).

The principal defined benefit schemes are described briefly below at 31 December:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2024
Active members	—	643	656
Deferred members	491	298	129
Pensioners including dependents	573	202	153
Weighted average duration (years)	12	15	14
2023
Active members	—	723	699
Deferred members	589	244	113
Pensioners including dependents	531	181	135
Weighted average duration (years)	13	16	14

*Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator.

The expected total benefit payments for defined benefit and other long term employee benefit obligations for the next five years are:

						Subsequent
	2025	2026	2027	2028	2029	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	22	18	20	20	21	111

The Group also has defined contribution plans. The contribution expense associated with these plans for 2024 was $21 million (2023: $19 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2025 is $21 million (2024: $18 million).

Other employee benefits

Long term employee benefit obligations of $40 million (2023: $42 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22.  Other liabilities and provisions

	At 31 December
	2024	2023
	$’m	$’m
Other liabilities
Non-current	18	33
Provisions
Current	14	37
Non-current	19	11
	51	81

Other liabilities

Earnout Shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on 31 January 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognised as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (31 December 2023: risk-free rate 4%); and traded closing AMPSA share price, with estimates volatility of 59% (31 December 2023: volatility 49%) and dividend yield. The estimated valuations of the liability at 31 December 2024 and 31 December 2023 were $10 million and $23 million, respectively. Changes in the fair market valuation of the Earnout Shares of $13 million have been reflected as exceptional finance income within net finance expense for the year ended 31 December 2024 (31 December 2023: $53 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at 31 December 2024 of approximately $4 million (31 December 2023: $10 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognised as a financial liability measured at fair value in the consolidated financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 4% (31 December 2023: risk-free rate 4%), with estimates for volatility of 59% (31 December 2023: volatility 49%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at 31 December 2024 and 31 December 2023 were $1 million and $2 million, respectively. Changes in the valuation of the Private and Public Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the year ended 31 December 2024 (31 December 2023: $5 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at 31 December 2024 (31 December 2023: $nil).

Put and call arrangements

In conjunction with the NOMOQ acquisition (note 10), the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognised the fair value of the obligation at 31 December 2024 of $7 million (31 December 2023: $8 million) within other liabilities and provisions.

Provisions

Total
provisions
$’m
At 1 January 2023	25
Provided	47
Released	(15)
Paid	(10)
Exchange	1
At 31 December 2023	48
Provided	19
Released	(10)
Paid	(23)
Exchange	(1)
At 31 December 2024	33

Provisions relate mainly to customer quality claims, legal and probable environmental claims of $12 million (2023: $8 million), and restructuring cost provisions of $4 million (2023: $30 million). In addition to the aforementioned, provisions also includes non-current amounts in respect of annual and long term (three-year) cash bonus incentive programs for senior management of the Group, of approximately $17 million (2023: $10 million).

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

23.  Trade and other payables

	At 31 December
	2024	2023
	$’m	$’m
Trade payables	1,041	1,091
Other payables and accruals including other tax and social security payable	194	210
Payables and accruals for exceptional items	9	7
Related party payables (note 27)	6	9
	1,250	1,317

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses. Value added tax payable of $45 million (2023: $45 million) is also included in other payables and accruals.

Trade payables processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations.

Included within trade and other payables at 31 December 2024 is an amount of $111 million where suppliers have received payments from the processors. These payments are considered non-cash transactions for the Group and there were no significant changes in the carrying amount of trade payables subject to trade payables processing.

The range of payment due dates for trade payables that are part of the processing at 31 December 2024 are 60 - 150 days after the invoice date, with comparable trade payables that are not part of the processing being due 55 - 120 days after the invoice date with payment terms varying by jurisdiction and procurement category.

The Group applied transitional relief available under Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7 and has not provided comparative information in the first year of adoption.

24.  Cash generated from operating activities

	Year ended
	31 December
	2024	2023
	$’m	$’m
Loss for the year	(3)	(50)
Income tax charge/(credit) (note 7)	13	(21)
Net finance expense (note 6)	192	147
Depreciation and amortisation (notes 10, 11)	449	418
Exceptional operating items (note 5)	21	106
Movement in working capital	40	270
Exceptional costs paid, including restructuring	(53)	(56)
Cash generated from operations	659	814

25.  Other reserves

	Foreign
	currency	Cash flow		Total
	translation	hedge	Other	other
	reserve	reserve	reserves	reserves
	$’m	$’m	$’m	$’m
1 January 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive income/(expense) for the period	8	(60)	—	(52)
Hedging losses transferred to cost of inventory	—	29	—	29
NOMOQ acquisition (note 11)	—	—	(7)	(7)
31 December 2023	(10)	(23)	(5,654)	(5,687)

1 January 2024	(10)	(23)	(5,654)	(5,687)
Total other comprehensive income for the period	10	13	—	23
Hedging losses transferred to cost of inventory	—	2	—	2
NOMOQ put and call liability (note 22)	—	—	2	2
31 December 2024	—	(8)	(5,652)	(5,660)

Other reserves includes $5.6 billion arising from the Ardagh Group reorganization which resulted in the Company acquiring the metal packaging operations of Ardagh Group S.A. that occurred during the year ended December 31, 2021.

26. Dividends

	Year ended 31 December
	2024	2023
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	59
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	6	6
Interim dividend	6	6
	264	263

2024

On 20 February 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 27 March 2024 to shareholders of record on 13 March 2024. On 20 February 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 27 March 2024.

On 23 April 2024, the Board approved an interim dividend $0.10 per ordinary share. The interim dividend of $60 million was paid on 26 June 2024 to shareholders of record on 12 June 2024. On 23 April 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 26 June 2024.

On 23 July 2024, the Board approved an interim dividend $0.10 per ordinary share. The interim dividend of $60 million was paid on 26 September 2024 to shareholders of record on 12 September 2024. On 23 July 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 26 September 2024.

On 22 October 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 19 December 2024 to shareholders of record on 5 December 2024. On 22 October 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 19 December 2024.

2023

On 21 February 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 28 March 2023 to shareholders of record on 14 March 2023. On 21 February 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 28 March 2023.

On 25 April 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on 28 June 2023 to shareholders of record on 14 June 2023. On 25 April 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 28 June 2023.

On 25 July 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 28 September 2023 to shareholders of record on 14 September 2023. On 25 July 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 28 September 2023.

On 24 October 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on 20 December 2023 to shareholders of record on 6 December 2023. On 24 October 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on 20 December 2023.

27.  Related party transactions and information

(i)	Interests of Paul Coulson

At 31 March 2025, the approval date of these consolidated financial statements, ARD Holdings S.A., the ultimate parent company of Ardagh Metal Packaging S.A., is controlled by Paul Coulson, as a result of his 18.83% stake in ARD Holdings S.A. and his 52.44% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than 125,000 ordinary shares directly held by Mr. Coulson, he has no direct ownership in the shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the ordinary shares held by Ardagh Investments Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A..

(ii)	Common directorships

Herman Troskie, Paul Coulson, and Damien O’Brien, who serve as directors on the board of the Company also serve as directors on the board of Ardagh Group S.A.. Paul Coulson who serves as a director on the board of the Company also serves as a director on the board of ARD Holdings S.A. and in the Yeoman group of companies.

(iii) Yeoman Capital S.A.

At 31 December 2024, Yeoman Capital S.A. owned 33.88% of the ordinary shares of ARD Holdings S.A..

(iv)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management include individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at 31 December 2024 was $4 million (2023: $1 million).

Salaries and other short-term employee benefits related to key management for the year ended 31 December 2024, was $6 million (2023: $3 million). Post-employment and other benefits for the year ended 31 December 2024 was $3 million (2023: $1 million). In the event that certain performance-related targets are achieved in the period to 31 December 2026, which are not guaranteed and remain uncertain, a further $3 million (2023: $nil) could become payable under the Group’s post-employment and other benefit arrangements.

(v) Transactions and balances with Other Related Parties

Trivium Packaging B.V. (“Trivium”) and its subsidiaries are related parties of AMPSA. There were no material transactions with Trivium during the year ended 31 December 2024.

For the year ended 31 December 2024, related party transaction and balances include the Group’s pension schemes (note 21), the Services Agreement and the Joint IT Assets Agreement between AMPSA and the Ardagh Group (please see below and note 10, respectively), a lease agreement between AMPSA and the Ardagh Group (notes 11 and 20), Earnout shares (note 22), movement in working capital, including costs reimbursed by the Ardagh Group of $2 million, and dividends (note 26).

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than AMPSA and its subsidiaries). The services pursuant to the Services Agreement include typical corporate functional support areas in order to compliment the activities in areas which exist within AMPSA. For each calendar year from 2021 through 2024, as consideration for the corporate services provided by the Ardagh Group to AMPSA, AMPSA has provided corporate services to the Ardagh Group and has incurred an expense of $33 million for the calendar year 2021, $38 million for the calendar year 2022 and $39 million for calendar years 2023 and 2024. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of 31 December 2024, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided computed based on the fully allocated cost of such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

Other changes in intercompany balances represent unsettled amounts between the Group and the rest of the Ardagh Group in relation to the transactions listed above.

With the exception of the balances outlined in (i) to (v) above, there are no material balances outstanding with related parties at 31 December 2024.

(vi) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at 31 December 2024.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SLU	Spain
Ardagh Metal Packaging Spain SLU	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States

A number of the above legal entities act as subsidiary guarantor for the debt of the Company at 31 December 2024.

28.  Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at 31 December 2024.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Events after the reporting period

On 25 February 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on 27 March 2025 to shareholders of record on 13 March 2025. On 25 February 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend was paid on 27 March 2025.

On 11 March 2025, the Company announced that Ardagh, the Company’s controlling shareholder which indirectly owns approximately 76% of the Company's outstanding ordinary shares and 100% of the Company's outstanding preferred shares, has been engaging in discussions with certain holders of its Senior Secured Notes (‘‘SSNs’’) and Senior Unsecured Notes (‘‘SUNs’’) who comprise two separate ad hoc groups of the Ardagh Group’s debt with one group owning a majority of the SUNs (‘‘SUN Group’’) and  another group owning a majority of the SSNs (‘‘SSN Group’’).

The Ardagh Group continues to engage in constructive discussions with the SUN Group and the SSN Group with a view to agreeing and executing a consensual restructuring transaction that addresses upcoming maturities and establishes a sustainable capital structure for the Ardagh Group.

Discussions with both the SSN Group and the SUN Group have contemplated a potential divestment of Ardagh’s indirect equity interests in the Company to a new special purpose holding structure held (wholly or majority) by the existing indirect shareholders of the Ardagh Group.

On 11 March 2025, certain holders of the Ardagh Group’s 4.750% Senior Notes due 2027 issued proceedings against certain members of the Ardagh Group, other than the Company and its subsidiaries, challenging certain historical transactions of the Ardagh Group, as well as the indicative terms of a potential, not agreed, recapitalisation transaction that had been discussed with certain of the Ardagh Group’s noteholders. The Ardagh Group strongly believes that the complaint is without merit and intends to vigorously defend against the proceedings.

30. Filing Requirements

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2024 including guarantees under Section 357 of the Irish Companies Act, 2014, and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joint and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries, as listed below.

Section 357 Exemption – Irish Company Law Requirement

The Irish subsidiary undertakings of Ardagh Metal Packaging S.A. listed below, which are included in these consolidated financial statements, have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Holdings Limited

Ardagh Metal Packaging Finance plc

Ardagh Metal Packaging Treasury Limited

Section 264 Exemption – German Commercial Code Requirement

The German subsidiary undertakings of Ardagh Metal Packaging S.A. listed below, which are included in these consolidated financial statements, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item 1.-5. of that Code.

Ardagh Metal Packaging Holdings Germany GmbH

Ardagh Metal Packaging Germany GmbH

Ardagh Metal Packaging Trading Germany GmbH

Section 403 Exemption – Dutch Civil Code Requirement

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its consolidated participations. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Metal Packaging Netherlands B.V.

Ardagh Metal Packaging Trading Netherlands B.V.